Via Edgar and Fax

June 8, 2010

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention: Mr. Larry Spirgel

Re:     Shutterfly, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed February 9, 2010
    Definitive Proxy Statement on Schedule 14A
    Filed April 7, 2010
    File No. 001-33031

Dear Mr. Spirgel:

On behalf of Shutterfly, Inc. (the “Company”), I am responding to the written comments received from the Staff of the Securities and Exchange Commission (the “Staff”) by letter dated May 26, 2010 (the “Comment Letter”).  The Company’s response to the Staff’s Comment Letter is set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.
You disclose that your non-GAAP measures, adjusted EBITDA and free cash flow, “reflect an additional way of viewing our liquidity that, when viewed with our GAAP results, provides a more complete understanding of factors and trends affecting our cash flows.”  Since it appears that you use adjusted EBITDA and free cash flows as both operating and liquidity measures, also reconcile these measures to the most closely comparable GAAP measure of liquidity: cash flow from operations.

As requested, in addition to the Non-GAAP reconciliations previously disclosed, beginning with our filing on Form 10-Q for the quarter ending June 30, 2010, the Company will include a table that reconciles cash flow from operating activities to adjusted EBITDA and free cash flow.  The complete set of Non-GAAP reconciliation disclosures will be consistent with the following:

Reconciliation of Net Income to Non-GAAP Adjusted EBITDA
	Year Ended December 31,
	2009	2008	2007
Net Income	5,853	3,660	9,578
Add back:
Interest expense	157	273	179
Interest and other income, net	(814)	(2,898)	(5,515)
Tax provision	3,514	1,571	6,134
Depreciation and amortization	27,194	26,038	17,796
Stock-based compensation expense	14,273	9,750	4,686

Non-GAAP Adjusted EBITDA	50,177	38,394	32,858

Reconciliation of Cash Flow from Operating Activities to Non-GAAP Adjusted EBITDA and Free Cash Flow
	Year Ended December 31,
	2009	2008	2007
Net cash provided by operating activities	53,890	47,040	42,192
Add back:
Interest expense	157	273	179
Interest and other income, net	(814)	(2,898)	(5,515)
Tax provision	3,514	1,571	6,134
Changes in operating assets and liabilities	(7,435)	(7,978)	(4,185)
Other adjustments to reconcile Adjusted EBITDA to cash used from operating activities	865	386	(5,947)
Non-GAAP Adjusted EBITDA	50,177	38,394	32,858
Less:
Purchases of property and equipment, including accrual amounts	(13,764)	(18,220)	(31,881)
Capitalized technology & development costs	(3,891)	(4,527)	(3,112)
Free cash flow	32,522	15,647	(2,135)

Definitive Proxy Statement

2.	We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

The Company respectfully advises the Staff that its employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company or its business; therefore, we concluded that disclosure was not necessary.

The Company’s management conducts an annual assessment of the risks associated with its employee compensation policies and practices.  As part of this process, the Company reviews all of its compensation programs, paying particular attention to program features that could potentially encourage excessive or imprudent risk taking of a material nature.  The Company also identifies those business risks that could be encouraged by these policies and programs, identifies the factors that mitigates these risks and assesses the potential effects of any unmitigated risks on the Company as a whole.

During our most recent annual assessment, the Company consulted with various individuals, including its senior human resources staff, senior executive officers, internal and external legal counsel and an external compensation consultant retained by the Compensation Committee.

Based on this assessment, the Company concluded that its compensation policies and programs effectively motivate employees without encouraging excessive risk taking, due to a number of mitigating factors, including the following:

1.
As noted in the “Compensation Discussion and Analysis” section of our definitive proxy statement on Schedule 14A filed on April 7, 2010, our compensation policies and practices applicable to our named executive officers, such as the mix of compensation elements and overall limits on incentive pay, “are designed to balance short- and long-term interests, and thus prevent creating incentives which could result in individuals taking inappropriate risks that would have a material adverse effect on the company.”

2.
The Company’s incentive compensation programs are based on multiple performance objectives, including individual performance against objectives; total net revenues and total adjusted EBITDA.  If the Company does not achieve these objectives, no bonuses are paid.  In addition, if the Company’s performance or individual performance exceed the objectives, the programs include maximum bonus caps that ensure bonus payouts remain within current industry norms.  Industry compensation ranges are determined annually based on third-party benchmarking of peer group compensation levels.

3.
The Company derives nearly all of its net revenues from online e-commerce transactions that are realized in cash through credit card processing.  These transactions can only be originated by customers and are processed in a standardized, highly-automated e-commerce application environment.  As a result, individual employees and groups of employees are not able to access or otherwise unduly influence transactions that represent our primary revenue source.

4.
The Company’s Adjusted EBITDA performance objectives are established to ensure focused execution of our business strategy and efficient utilization of available resources.  Our overall cost structure is well-diversified across several business functions, including manufacturing, technology and development, sales and marketing and general and administrative activities.  Within each department, there are very strong budgetary and approval controls that provide reasonable assurance that only authorized transactions will occur.  As a result, there is a very low likelihood that any one employee or group of employees could enter into material, high-risk transactions.

5.
Finally, the Company has established and communicated relevant internal controls and standards of ethics and business conduct to all employees.  In addition, we employ various auditing procedures on a regular basis to ensure that these policies and controls are functioning and are effective in reducing the risk of non-compliance.

Based on our most recent assessment and the key mitigating factors described above, the Company believes that the risks associated with its employee compensation policies and programs are not reasonably likely to have a material adverse effect on its business or financial results.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the filings noted above; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States..

If the Staff would like any additional information or has any further questions, please do not hesitate to contact me directly at (650) 610-3555.

Sincerely,

/s/Charlotte Falla

Charlotte Falla
Vice President, Legal and General Counsel